                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (Amendment No. 1)*


                                CODE ALARM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  191 893 10 6
                                 (CUSIP Number)

                            PEGASUS INVESTORS, L.P.
                                 99 RIVER ROAD
                               COS COB, CT  06807
                           ATTN: MR. RICHARD M. CION
                                 (203) 869-4400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000


                                March 5, 1998

                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




                                                             Page 1 of 10 pages.

                                SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 2 of 10 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      3,044,326 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        3,044,326 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,044,326 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 56.7% (based on 2,320,861 shares outstanding on November 17, 1997)

14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN



                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 3 of 10 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Related Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      7,917,241 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        7,917,241 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        7,917,241 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 77.3% (based on 2,320,861 shares outstanding on November 17, 1997)

14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN


                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 4 of 10 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


   NUMBER OF      7     SOLE VOTING POWER
    SHARES              -0-
 BENEFICIALLY
   OWNED BY             SHARED VOTING POWER
    EACH          8     10,961,567 shares of Common Stock, subject to the Warrants described herein
  REPORTING
   PERSON
    WITH          9     SHARED DISPOSITIVE POWER
                        -0-

                 10     SOLE DISPOSITIVE POWER
                        10,961,567 shares of Common Stock, subject to the Warrants described herein


11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        10,961,567 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 82.5% (based on 2,320,861 shares outstanding on November 17, 1997)

14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        PN


                                       SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 5 of 10 Pages






1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors GP, Inc.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF       7      SOLE VOTING POWER
  SHARES                -0-
BENEFICIALLY
 OWNED BY               SHARED VOTING POWER
  EACH           8      10,961,567 shares of Common Stock, subject to the Warrants described herein
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
  WITH                  -0-

                10      SHARED DISPOSITIVE POWER
                        10.961,567 shares of Common Stock, subject to the Warrants described herein



11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        10,961,567 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 82.5% (based on 2,320,861 shares outstanding on November 17, 1997)

14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        CO


                                 SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 6 of 10 Pages






1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Craig M. Cogut


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        Not Applicable

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7
BENEFICIALLY            -0-
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON                 -0-
  WITH
                 9      SOLE DISPOSITIVE POWER
                        -0-

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        -0-

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [X]

                        Excludes shares beneficially owned by the other persons joining in the filing of this
                        Schedule 13D, as to which beneficial ownership is disclaimed.

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

14                      TYPE OF REPORTING PERSON (See Instructions)
                        IN


AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 amends and supplements (i)the statement on Schedule 13D filed on November 6, 1997 by Pegasus Partners, L.P. ("Partners"), Pegasus Related Partners ("Related Partners"), Pegasus Investors, L.P., Pegasus Investors GP, Inc. and Craig M. Cogut (collectively, the "Reporting Persons") relating to the common stock, no par value (the "Common Stock"), of Code Alarm, Inc., a Michigan corporation (the "Issuer"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing.



                                                            Page 7 of 10 pages.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding the following:

  On March 5, 1998, pursuant to the terms of the Unit Purchase Agreement, Partners obtained Warrants to purchase 1,730,301 shares of Common Stock at an exercise price of $0.49397 per share, in the form of Exhibit 5, in exchange for a guarantee of approximately $2,594,259 of the Issuer's obligations to General Electric Capital Corporation incurred by the Issuer in order to obtain a supersedeas bond pending appeal of a final judgment in the case of Code Alarm, Inc. v. Directed Electronics, Inc., case No. 87-CV-74022-DT (the "Litigation Obligations"). Related Partners obtained Warrants to purchase 4,499,915 shares of Common Stock at an exercise price of $0.49397 per share, in the form of
Exhibit 5, in exchange for a guarantee of approximately $6,746,772 of the Litigation Obligations. See Exhibit 9. In the event the guarantees are called, Partners and Related Partners intend to obtain the funds to pay the obligations from various sources, including, without limitation, from working capital and/or from their partners.


  If the Warrants are exercised, Partners and Related Partners intend to obtain the funds to pay for the shares of Common Stock to be purchased thereunder from various sources, including, without limitation, from working capital and/or from their partners.




                                                            Page 8 of 10 pages.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


Item 5 is amended as follows:

  (a) Partners is the beneficial owner of 3,044,326 shares of Common Stock, subject to the Warrants described herein, or approximately 56.7% of the issued and outstanding shares of common stock of the Issuer as of November 17, 1997. Related Partners is the beneficial owner of 7,917,241 shares of Common Stock, subject to the Warrants described herein, or approximately 77.3% of the issued and outstanding shares of Common Stock of the Issuer as of November 17, 1997. The Warrants are exercisable at any time through and including October 27, 2004, and certain Warrants may be exercisable thereafter, in certain circumstances. See Exhibit 3.



  Investors and Investors GP, through their direct and indirect ownership interests in Partners and Related Partners, may be deemed to be the indirect beneficial owners of such 10,961,567 shares of Common Stock. Mr. Cogut disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.



  (b) Upon exercise of the Warrants, Partners will have the sole power to vote and dispose of 3,044,326 shares and Related Partners will have the sole power to vote and dispose of 7,917,241 shares acquired thereby. Investors and Investors GP, through their direct and indirect ownership interests in Partners and Related Partners, will have the shared power to direct the vote and the disposition of all of such 10,961,567 shares. Prior to exercise, the Warrants are not accorded any voting rights.


  (c) See the response to Item 3.

  (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable upon exercise of the Warrants, except that limited partners of each of Partners and Related Partners may receive distributions including a portion of such dividends or proceeds.

  (e) Not applicable.





                                                            Page  9 of 10 pages.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of March 12, 1998



                             PEGASUS PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President

                             PEGASUS RELATED PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS, L.P.

                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS GP, INC.

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                                /s/ Craig M. Cogut
                                ---------------------------
                                CRAIG M. COGUT





                                                            Page 10 of 10 pages.